September 17, 2025

Daniel Barcelo
Chief Executive Officer
T1 Energy Inc.
1211 E 4th St.
Austin, Texas 78702

       Re: T1 Energy Inc.
           Registration Statement on Form S-3
           Filed September 11, 2025
           File No. 333-290198
Dear Daniel Barcelo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing